Unity Bank Electronic EDGAR Proof

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Return Copy	**on**
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Confirming Copy	**off**
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Documents

8-K	**form8k.htm**
	Unity Bancorp 8k
EX-99.1	**ex99-1.htm**
	Fourth Quarter Earnings Release
GRAPHIC	**bancp.jpg**
	Unity Bancorp Logo
8-K	**submissionpdf.pdf**
	PDF Version of 8-K and Press Release

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Laurie Cook</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>908-713-4353</value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000920427</value></field>
                <field sid="SubFiler_filerCcc_"><value>i$8wfams</value></field>

                <field sid="SubTable_periodOfReport_"><value>02/03/11</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form8k.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Unity Bancorp 8k</value></field>
                <data sid="data1"><filename>form8k.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99-1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Fourth Quarter Earnings Release</value></field>
                <data sid="data2"><filename>ex99-1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>bancp.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Unity Bancorp Logo</value></field>
                <data sid="data3"><filename>bancp.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF Version of 8-K and Press Release</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>laurie.cook@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>brynn.barsony@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>amy.wasserbach@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>alan.bedner@unitybank.com</value></field>
        </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 3, 2011
Date of Report (Date of earliest event reported)



UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431	**22-3282551**
(Commission File Number)	(I.R.S. Employer Identification No.)

64 OLD HIGHWAY 22, CLINTON, NEW JERSEY, 08809
(Address of Principal Executive Office) (Zip Code)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

❐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operation and Financial Condition**

The Registrant issued a press release on February 3, 2011 announcing results for the three and twelve months ended December 31, 2010, the full text of which is incorporated by reference to this Item.

Item 9.01   **Financial Statements and Exhibits.**

(d)   *Exhibits*
EXHIBIT
99.1   Press release issued by the Registrant on February 3, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.
(Registrant)

Date: February 3, 2011   By: /s/   Alan J. Bedner

Alan J. Bedner
EVP and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
99.1	Press release issued by the Registrant on February 3, 2011



Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release:

February 3, 2011

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bancorp Reports Year End and Fourth Quarter Results

Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income available to common shareholders of $719 thousand, or $0.10 per diluted share, for the year ended December 31, 2010, compared to a net loss of $2.6 million, or $0.36 per diluted share for the same period a year ago. Return on average assets and average common equity for 2010 were 0.26% and 1.43%, respectively.

James A. Hughes, President and CEO, stated, "We are pleased to report positive financial developments this quarter." Mr. Hughes continued, "During the quarter, we had resolution to many problem credits. This resulted in a 27 percent decline in nonperforming assets from the prior quarter. We continue to remain optimistic about the opportunities ahead. We have also seen continued expansion in our net interest margin and had a record year in residential mortgage loan transactions."

Annual results were substantially impacted by the following items:

- 2010 earnings were impacted by a $1.1 million increase in expenses on other real estate owned ("OREO"), or $0.09 per diluted share after tax. The increase in OREO expense is attributed to the write-down and subsequent disposal of several properties that were foreclosed upon in the fourth quarter of 2010.

- 2009 earnings were materially impacted by an impairment charge of $2.6 million, or $0.24 per diluted share after tax, related to two pooled trust preferred securities and a one-time FDIC special assessment of $408 thousand, or $0.04 per diluted share in June 2009. Excluding the impairment charges and the FDIC special assessment, net loss attributable to common shareholders would have been $584 thousand or ($0.08) per diluted share for the year ended December 31, 2009.

For the quarter ended December 31, 2010, the Company reported a net loss available to common shareholders of $299 thousand or $0.04 per diluted share, compared to a net loss of $239 thousand or $0.03 per diluted share for the fourth quarter of 2009. Return on average assets and average common equity for the fourth quarter of 2010 were 0.04% and (2.31)%, respectively.

Fourth quarter results were substantially impacted by the following items:

- During the fourth quarter of 2010, the Company booked an additional $750 thousand provision for loan losses and realized a $619 thousand increase in OREO expenses. Excluding these charges, net income available to common shareholders would have been $523 thousand or $0.07 per diluted share for the quarter ended December 31, 2010.

- During the fourth quarter of 2009, the Company recognized an impairment charge of $862 thousand, or $0.08 per diluted share after tax, due to further deterioration of the underlying collateral for two pooled trust preferred securities. Excluding impairment charges, net income available to common shareholders would have been $330 thousand or $0.05 per diluted share for the quarter ended December 31, 2009.

Net Interest Income

Net interest income was $30.0 million, or 7.8% higher in 2010 than the $27.8 million reported for 2009.   Factors affecting net interest income include:

- The yield on earning assets decreased from 5.71% in 2009 to 5.38% in 2010. This was a result of interest-earning assets re-pricing in a low rate environment.

- The cost of interest-bearing liabilities decreased from 2.84% for 2009 to 1.97% for 2010. All interest-bearing deposit costs declined with the largest decline in time deposits.

- Net interest margin for 2010 was 3.67%, an increase of 45 basis points from the same period last year.

Noninterest Income

For the year ended December 31, 2010, noninterest income amounted to $5.1 million, an increase of $2.9 million from the prior year period. Excluding the effect of the OTTI charge noted above and net security gains, noninterest income increased $1.1 million. Noninterest income was affected by the following factors:

- Branch fee income remained relatively flat compared to the prior year period.

- Service and loan fee income decreased $235 thousand compared to the prior year period due to lower levels of prepayment fees.

- Gains on sales on SBA loans amounted to $500 thousand, compared to $393 thousand a year ago.

- Gains on the sales of residential mortgage loans amounted to $1.1 million, compared to $217 thousand from the prior year period due to a significant increase in the origination of mortgage loans.

- There were no other-than-temporary impairment ("OTTI") charges on investment securities recognized during 2010, compared to $2.6 million in the prior year period.

- The increase in the cash surrender value of bank owned life insurance ("BOLI") was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits.

- Gains on the sales of investment securities amounted to $85 thousand, compared to $855 thousand in the prior year period.

Noninterest Expense

For the twelve months ended December 31, 2010, noninterest expenses were $25.0 million, an increase of $1.0 million or 4.4% from the same period a year ago. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $11.9 million, an increase of $632 thousand or 5.6%, due to higher employee medical benefits costs and increased residential mortgage commissions due to a larger sales volume, partially offset by lower incentive bonus payments.

- Professional fees decreased $305 thousand, due to decreased legal, loan review and audit costs.

- OREO expense increased $1.1 million, due to increased real estate carrying costs, valuation adjustments and losses on the sale of OREO properties.

- FDIC insurance premiums decreased $406 thousand, due to the $408 thousand second quarter 2009 special assessment.

Financial Condition

At December 31, 2010, total assets were $818.4 million, a 12.0% decrease from the prior year-end.

- Total loans decreased $41.1 million or 6.3%, from $657.0 million at December 31, 2009. The decrease occurred across all loan categories with SBA 7(a), SBA 504, commercial, residential mortgages and consumer loans decreasing 13.2%, 9.1%, 4.3%, 3.5% and 7.2%, respectively. Loan demand has been sluggish due to the economy. In addition, Unity has exited the national SBA program, adopting a local SBA program.

- Total securities decreased $40.8 million since December 31, 2009, as Unity received $49.8 million in principal payments, sold $16.4 million and had $24.8 million in bonds called during 2010, partially offset by $50.5 million in purchases.

- Core deposits, excluding time deposits, increased $7.7 million during the twelve month period to $474.2 million. The increase was due primarily to an $11.2 million increase in noninterest-bearing demand deposits and a $5.5 million increase in interest-bearing demand deposits. Time deposits decreased $111.2 million for the twelve months ended December 31, 2010 due to planned run off of a maturing high rate promotion that was done late in 2008 to bolster liquidity.

- Shareholders' equity was $70.1 million at December 31, 2010, an increase of $2.2 million from year-end 2009.

- Book value per common share was $7.08, compared to $6.91 at year-end.

- At December 31, 2010 the leverage, Tier I and Total Risk Based Capital ratios were 9.97%, 13.04% and 14.30%, respectively, all in excess of the ratios required to be deemed "well-capitalized".

Credit Quality

- Nonperforming assets totaled $24.0 million at December 31, 2010, or 3.88% of total loans and OREO, compared to $27.0 million or 4.10% of total loans and OREO a year ago.

- The SBA, commercial, residential mortgages, SBA 504 and consumer nonaccrual loans were $8.2 million, $5.5 million, $5.1 million, $2.7 million and $249 thousand, respectively. The majority of nonaccrual loans are secured by real estate.

- OREO assets totaled $2.3 million at December 31, 2010, an increase of $816 thousand, compared to $1.5 million a year ago.

- The allowance for loan losses totaled $14.4 million at December 31, 2010, or 2.33% of total loans. The provision for loan losses for the quarter and year ended December 31, 2010 was $2.75 million and $7.25 million, respectively, compared to $2.0 million and $8.0 million for the quarter and twelve month periods of 2009.

- Net charge-offs were $2.5 million for the three months ended December 31, 2010, compared to $603 thousand for the same period a year ago. Net charge-offs were $6.7 million for the twelve months ended December 31, 2010, compared to $4.5 million for the same period a year ago.

Mr. Hughes added, "Unity continues to work diligently to address problem loans. The decrease in nonperforming assets was related to the sale of many problem assets.   For the near term, the size of our loan loss provision will remain the most important single factor in our earnings. However, we are hopeful we will see further improvement in credit quality in 2011."

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $818 million in assets and $655 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements may be identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, our ability to manage and reduce the level of our nonperforming assets, and results of regulatory exams, among other factors.

UNITY BANCORP, INC.
SUMMARY FINANCIAL HIGHLIGHTS
December 31, 2010

| | | | | | | 2010.Q4 VS. | |
| | | | | | | 2010.Q3 | 2009.Q4 |
Amounts in thousands, except percentages and per share amounts	12/31/2010		9/30/2010		12/31/2009	%	%
BALANCE SHEET DATA:							
Total assets	$	818,410	$	846,385 $	930,357	-3.3%	-12.0%
Total deposits		654,788		670,158	758,239	-2.3%	-13.6%
Total loans		615,936		629,516	657,016	-2.2%	-6.3%
Total securities		128,242		134,820	169,022	-4.9%	-24.1%
Total shareholders' equity		70,085		70,730	67,865	-0.9%	3.3%
Allowance for loan losses		(14,364)		(14,163)	(13,842)	1.4%	3.8%
FINANCIAL DATA - QUARTER TO DATE:							
Income (loss) before provision (benefit) for income taxes	$	36	$	968 $	(206)	-96.3%	117.5%
Provision (benefit) for income taxes		(50)		242	(340)	-120.7%	85.3%
Net income (loss)		86		726	134	-88.2%	-35.8%
Preferred stock dividends & discount accretion		385		385	373	0.0%	3.2%
Income available (loss attributable) to common shareholders	$	(299)	$	341 $	(239)	-187.7%	-25.1%
Net income (loss) per common share - Basic	$	(0.04)	$	0.05 $	(0.03)	-180.0%	-33.3%
Net income (loss) per common share - Diluted	$	(0.04)	$	0.05 $	(0.03)	-180.0%	-33.3%
Return (loss) on average assets		0.04%		0.34%	0.06%	-88.2%	-33.3%
Return (loss) on average equity		-2.31%		2.66%	-1.95%	-186.8%	-18.5%
Effficiency ratio		70.65%		72.47%	71.05%	-2.5%	-0.6%
FINANCIAL DATA - YEAR TO DATE:							
Income (loss) before provision (benefit) for income taxes	$	2,829	$	2,794 $	(1,979)	1.3%	243.0%
Provision (benefit) for income taxes		589		639	(898)	-7.8%	165.6%
Net income (loss)		2,240		2,155	(1,081)	3.9%	307.2%
Preferred stock dividends & discount accretion		1,521		1,136	1,496	33.9%	1.7%
Income available (loss attributable) to common shareholders	$	719	$	1,019 $	(2,577)	-29.4%	127.9%
Net income (loss) per common share - Basic	$	0.10	$	0.14 $	(0.36)	-29.5%	127.7%
Net income (loss) per common share - Diluted	$	0.10	$	0.14 $	(0.36)	-29.6%	126.7%
Return (loss) on average assets		0.26%		0.33%	-0.12%	-21.2%	316.7%
Return (loss) on average equity		1.43%		2.72%	-5.29%	-47.4%	127.0%
Effficiency ratio		71.43%		71.72%	75.49%	-0.4%	-5.4%
SHARE INFORMATION:							
Market price per share		6.05		5.25	4.02	15.2%	50.5%
Dividends paid		-		-	-	0.0%	0.0%
Book value per common share		7.08		7.19	6.91	-1.5%	2.4%
Average diluted shares outstanding (QTD)		7,209		7,467	7,126	-3.5%	1.2%
CAPITAL RATIOS:							
Total equity to total assets		8.56%		8.36%	7.29%	2.5%	17.4%
Leverage ratio		9.97%		9.83%	8.83%	1.4%	12.8%
Tier 1 risk-based capital ratio		13.04%		12.67%	11.75%	3.0%	11.0%
Total risk-based capital ratio		14.30%		13.93%	13.01%	2.7%	9.9%
CREDIT QUALITY AND RATIOS:							
Nonperforming assets	$	24,008	$	33,077 $	27,026	-27.4%	-11.2%
QTD net chargeoffs (annualized) to QTD average loans		1.62%		0.80%	0.36%	101.4%	347.0%
Allowance for loan losses to total loans		2.33%		2.25%	2.11%	3.7%	10.7%
Nonperforming assets to total loans and OREO		3.88%		5.21%	4.10%	-25.4%	-5.4%
Nonperforming assets to total assets		2.93%		3.91%	2.90%	-24.9%	1.0%

UNITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010

Amounts in thousands, except percentages	12/31/2010	9/30/2010	12/31/2009	2010.Q4 VS. 2010.Q3 %	2010.Q4 VS. 2009.Q4 %
ASSETS					
Cash and due from banks	$ 17,637	$ 16,928	$ 23,517	4.2%	-25.0%
Federal funds sold and interest-bearing deposits	26,289	30,379	50,118	-13.5%	-47.5%
Cash and cash equivalents	43,926	47,307	73,635	-7.1%	-40.3%
Securities available for sale	107,131	111,777	140,770	-4.2%	-23.9%
Securities held to maturity	21,111	23,043	28,252	-8.4%	-25.3%
Total securities	128,242	134,820	169,022	-4.9%	-24.1%
SBA loans held for sale	10,397	19,021	21,406	-45.3%	-51.4%
SBA loans held to maturity	75,741	72,197	77,844	4.9%	-2.7%
SBA 504 loans	64,276	65,075	70,683	-1.2%	-9.1%
Commercial loans	281,205	284,875	293,739	-1.3%	-4.3%
Residential mortgage loans	128,400	131,479	133,059	-2.3%	-3.5%
Consumer loans	55,917	56,869	60,285	-1.7%	-7.2%
Total loans	615,936	629,516	657,016	-2.2%	-6.3%
Allowance for loan losses	(14,364)	(14,163)	(13,842)	1.4%	3.8%
Net loans	601,572	615,353	643,174	-2.2%	-6.5%
Premises and equipment, net	10,967	11,137	11,773	-1.5%	-6.8%
Deferred tax assets	7,550	7,168	7,308	5.3%	3.3%
Bank owned life insurance (BOLI)	8,812	8,732	6,002	0.9%	46.8%
Prepaid FDIC insurance	3,266	3,545	4,739	-7.9%	-31.1%
Federal Home Loan Bank stock	4,206	4,656	4,677	-9.7%	-10.1%
Accrued interest receivable	3,791	3,750	4,225	1.1%	-10.3%
Other real estate owned (OREO)	2,346	5,773	1,530	-59.4%	53.3%
Goodwill and other intangibles	1,544	1,548	1,559	-0.3%	-1.0%
Other assets	2,188	2,596	2,713	-15.7%	-19.4%
Total assets	$ 818,410	$ 846,385	$ 930,357	-3.3%	-12.0%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing demand deposits	$ 91,272	$ 87,837	$ 80,100	3.9%	13.9%
Interest-bearing demand deposits	105,530	100,350	100,046	5.2%	5.5%
Savings deposits	277,394	292,372	286,334	-5.1%	-3.1%
Time deposits, under $100,000	119,478	124,851	183,377	-4.3%	-34.8%
Time deposits, $100,000 and over	61,114	64,748	108,382	-5.6%	-43.6%
Total deposits	654,788	670,158	758,239	-2.3%	-13.6%
Borrowed funds	75,000	86,044	85,000	-12.8%	-11.8%
Subordinated debentures	15,465	15,465	15,465	0.0%	0.0%
Accrued interest payable	556	618	710	-10.0%	-21.7%
Accrued expenses and other liabilities	2,516	3,370	3,078	-25.3%	-18.3%
Total liabilities	748,325	775,655	862,492	-3.5%	-13.2%
Cumulative perpetual preferred stock	19,019	18,894	18,533	0.7%	2.6%
Common stock	55,884	55,798	55,454	0.2%	0.8%
Retained earnings (deficit)	(772)	(473)	(1,492)	-63.2%	48.3%
Treasury stock at cost	(4,169)	(4,169)	(4,169)	0.0%	0.0%
Accumulated other comprehensive income (loss)	123	680	(461)	-81.9%	126.7%
Total shareholders' equity	70,085	70,730	67,865	-0.9%	3.3%
Total liabilities and shareholders' equity	$ 818,410	$ 846,385	$ 930,357	-3.3%	-12.0%
Issued common shares	7,636	7,632	7,569		
Outstanding common shares	7,211	7,207	7,144		
Treasury shares	425	425	425		

UNITY BANCORP, INC.
QTD CONSOLIDATED STATEMENTS OF INCOME
December 31, 2010

					2010.Q4 VS.			
	For the Three Months Ended			**2010.Q3**		**2009.Q4**		
Amounts in thousands, except percentages and per share amounts	12/31/2010	9/30/2010	12/31/2009	$	%	$	%	
INTEREST INCOME								
Federal funds sold and interest-bearing deposits	$ 11	$ 21	$ 38	$ (10)	-47.6%	$ (27)	-71.1%	
Federal Home Loan Bank stock	86	65	54	21	32.3%	32	59.3%	
Securities available for sale	881	1,071	1,469	(190)	-17.7%	(588)	-40.0%	
Securities held to maturity	259	270	353	(11)	-4.1%	(94)	-26.6%	
Total securities	1,140	1,341	1,822	(201)	-15.0%	(682)	-37.4%	
SBA loans	1,287	1,225	1,578	62	5.1%	(291)	-18.4%	
SBA 504 loans	1,034	1,093	1,158	(59)	-5.4%	(124)	-10.7%	
Commercial loans	4,585	4,454	4,840	131	2.9%	(255)	-5.3%	
Residential mortgage loans	1,955	1,808	1,834	147	8.1%	121	6.6%	
Consumer loans	752	719	777	33	4.6%	(25)	-3.2%	
Total loans	9,613	9,299	10,187	314	3.4%	(574)	-5.6%	
Total interest income	10,850	10,726	12,101	124	1.2%	(1,251)	-10.3%	
INTEREST EXPENSE								
Interest-bearing demand deposits	143	148	261	(5)	-3.4%	(118)	-45.2%	
Savings deposits	561	639	985	(78)	-12.2%	(424)	-43.0%	
Time deposits	1,222	1,450	2,442	(228)	-15.7%	(1,220)	-50.0%	
Borrowed funds and subordinated debentures	1,064	1,077	1,078	(13)	-1.2%	(14)	-1.3%	
Total interest expense	2,990	3,314	4,766	(324)	-9.8%	(1,776)	-37.3%	
Net interest income	7,860	7,412	7,335	448	6.0%	525	7.2%	
Provision for loan losses	2,750	1,500	2,000	1,250	83.3%	750	37.5%	
Net interest income after provision for loan losses	5,110	5,912	5,335	(802)	-13.6%	(225)	-4.2%	
NONINTEREST INCOME								
Branch fee income	373	359	379	14	3.9%	(6)	-1.6%	
Service and loan fee income	274	251	269	23	9.2%	5	1.9%	
Gain on sale of SBA loans held for sale, net	83	269	364	(186)	-69.1%	(281)	-77.2%	
Gain on sale of mortgage loans	548	247	33	301	121.9%	515	1560.6%	
Bank owned life insurance (BOLI)	80	79	56	1	1.3%	24	42.9%	
Other-than-temporary impairment charges	-	-	(862)	-	0.0%	862	100.0%	
Net security gains	43	35	180	8	22.9%	(137)	-76.1%	
Other income	127	220	116	(93)	-42.3%	11	9.5%	
Total noninterest income (loss)	1,528	1,460	535	$ 68	4.7%	$ 993	185.6%	
NONINTEREST EXPENSE								
Compensation and benefits	3,094	2,960	2,857	134	4.5%	237	8.3%	
Occupancy	612	624	623	(12)	-1.9%	(11)	-1.8%	
Processing and communications	530	529	523	1	0.2%	7	1.3%	
Furniture and equipment	444	440	448	4	0.9%	(4)	-0.9%	
Professional services	80	229	262	(149)	-65.1%	(182)	-69.5%	
Loan collection costs	266	272	330	(6)	-2.2%	(64)	-19.4%	
OREO expense	647	482	28	165	34.2%	619	2210.7%	
Deposit insurance	317	333	346	(16)	-4.8%	(29)	-8.4%	
Advertising	146	130	156	16	12.3%	(10)	-6.4%	
Other expenses	466	405	503	61	15.1%	(37)	-7.4%	
Total noninterest expense	6,602	6,404	6,076	198	3.1%	526	8.7%	
Income (loss) before provision (benefit) for income taxes	36	968	(206)	(932)	-96.3%	242	117.5%	
Provision (benefit) for income taxes	(50)	242	(340)	(292)	-120.7%	290	85.3%	
Net income (loss)	86	726	134	(640)	-88.2%	(48)	-35.8%	
Preferred stock dividends & discount accretion	385	385	373	-	0.0%	12	3.2%	
Income available (loss attributable) to common shareholders	$ (299)	$ 341	$ (239)	$ (640)	-187.7%	$ (60)	-25.1%	
Effective tax rate	-138.9%	25.0%	165.0%					
Net income (loss) per common share - Basic	$ (0.04)	$ 0.05	$ (0.03)					
Net income (loss) per common share - Diluted	$ (0.04)	$ 0.05	$ (0.03)					
Weighted average common shares outstanding - Basic	7,209	7,176	7,126					
Weighted average common shares outstanding - Diluted	7,209	7,467	7,126					

UNITY BANCORP, INC.
YTD CONSOLIDATED STATEMENTS OF INCOME
December 31, 2010

Amounts in thousands, except percentages and per share amounts	Current YTD 12/31/2010		Prior YTD 12/31/2009		Current YTD VS. Prior YTD $		%
INTEREST INCOME							
Federal funds sold and interest-bearing deposits	$	87	$	117	$	(30)	-25.6%
Federal Home Loan Bank stock		235		277		(42)	-15.2%
Securities available for sale		4,287		6,136		(1,849)	-30.1%
Securities held to maturity		1,117		1,520		(403)	-26.5%
Total securities		5,404		7,656		(2,252)	-29.4%
SBA loans		5,264		6,246		(982)	-15.7%
SBA 504 loans		4,305		4,821		(516)	-10.7%
Commercial loans		18,130		19,881		(1,751)	-8.8%
Residential mortgage loans		7,684		7,252		432	6.0%
Consumer loans		2,926		3,160		(234)	-7.4%
Total loans		38,309		41,360		(3,051)	-7.4%
Total interest income		44,035		49,410		(5,375)	-10.9%
INTEREST EXPENSE							
Interest-bearing demand deposits		737		1,063		(326)	-30.7%
Savings deposits		2,829		3,574		(745)	-20.8%
Time deposits		6,173		12,523		(6,350)	-50.7%
Borrowed funds and subordinated debentures		4,296		4,422		(126)	-2.8%
Total interest expense		14,035		21,582		(7,547)	-35.0%
Net interest income		30,000		27,828		2,172	7.8%
Provision for loan losses		7,250		8,000		(750)	-9.4%
Net interest income after provision for loan losses		22,750		19,828		2,922	14.7%
NONINTEREST INCOME							
Branch fee income		1,424		1,418		6	0.4%
Service and loan fee income		979		1,214		(235)	-19.4%
Gain on sale of SBA loans held for sale, net		500		393		107	27.2%
Gain on sale of mortgage loans		1,052		217		835	384.8%
Bank owned life insurance (BOLI)		310		222		88	39.6%
Other-than-temporary impairment charges		-		(2,611)		2,611	100.0%
Net security gains		85		855		(770)	-90.1%
Other income		719		432		287	66.4%
Total noninterest income		5,069		2,140		2,929	136.9%
NONINTEREST EXPENSE							
Compensation and benefits		11,875		11,243		632	5.6%
Occupancy		2,522		2,552		(30)	-1.2%
Processing and communications		2,139		2,077		62	3.0%
Furniture and equipment		1,755		1,829		(74)	-4.0%
Professional services		737		1,042		(305)	-29.3%
Loan collection costs		964		1,023		(59)	-5.8%
OREO expense		1,316		220		1,096	498.2%
Deposit insurance		1,301		1,707		(406)	-23.8%
Advertising		624		530		94	17.7%
Other expenses		1,757		1,724		33	1.9%
Total noninterest expense		24,990		23,947		1,043	4.4%
Income (loss) before provision (benefit) for income taxes		2,829		(1,979)		4,808	243.0%
Provision (benefit) for income taxes		589		(898)		1,487	165.6%
Net income (loss)		2,240		(1,081)		3,321	307.2%
Preferred stock dividends & discount accretion		1,521		1,496		25	1.7%
Income available (loss attributable) to common shareholders	$	719	$	(2,577)	$	3,296	127.9%
Effective tax rate		20.8%		45.4%			
Net income (loss) per common share - Basic	$	0.10	$	(0.36)			
Net income (loss) per common share - Diluted	$	0.10	$	(0.36)			
Weighted average common shares outstanding - Basic		7,173		7,121			
Weighted average common shares outstanding - Diluted		7,447		7,121			

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
December 31, 2010

	For the Three Months Ended					
	December 31, 2010			September 30, 2010		
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 36,274	$ 11	0.12%	$ 30,939	$ 21	0.27%
Federal Home Loan Bank stock	4,597	86	7.42%	4,656	65	5.54%
Securities available for sale	108,718	906	3.33%	115,876	1,085	3.75%
Securities held to maturity	21,292	264	4.96%	22,148	275	4.97%
Total securities (A)	130,010	1,170	3.60%	138,024	1,360	3.94%
SBA loans	90,426	1,287	5.69%	94,723	1,225	5.17%
SBA 504 loans	64,874	1,034	6.32%	65,506	1,093	6.62%
Commercial loans	282,184	4,585	6.45%	283,267	4,454	6.24%
Residential mortgage loans	129,696	1,955	6.03%	132,031	1,808	5.48%
Consumer loans	57,029	752	5.23%	57,315	719	4.98%
Total loans (A), (B)	624,209	9,613	6.13%	632,842	9,299	5.85%
Total interest-earning assets	$ 795,090	$ 10,880	5.45%	$ 806,461	$ 10,745	5.30%
Noninterest-earning assets:						
Cash and due from banks	18,339			20,469		
Allowance for loan losses	(14,681)			(14,725)		
Other assets	42,696			41,374		
Total noninterest-earning assets	46,354			47,118		
Total assets	$ 841,444			$ 853,579		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 104,900	$ 143	0.54%	$ 95,348	$ 148	0.62%
Savings deposits	284,853	561	0.78%	290,017	639	0.87%
Time deposits	183,997	1,222	2.63%	203,346	1,450	2.83%
Total interest-bearing deposits	573,750	1,926	1.33%	588,711	2,237	1.51%
Borrowed funds and subordinated debentures	100,080	1,064	4.16%	103,296	1,077	4.08%
Total interest-bearing liabilities	$ 673,830	$ 2,990	1.75%	$ 692,007	$ 3,314	1.89%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	93,049			87,644		
Other liabilities	4,196			4,115		
Total noninterest-bearing liabilities	97,245			91,759		
Total shareholders' equity	70,369			69,813		
Total liabilities and shareholders' equity	$ 841,444			$ 853,579		
Net interest spread		$ 7,890	3.70%		$ 7,431	3.41%
Tax-equivalent basis adjustment		(30)			(19)	
Net interest income		$ 7,860			$ 7,412	
Net interest margin			3.94%			3.66%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
December 31, 2010

| | For the Three Months Ended | | | | | |
| | December 31, 2010 | | | December 31, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 36,274	$ 11	0.12%	$ 50,730	$ 38	0.30%
Federal Home Loan Bank stock	4,597	86	7.42%	4,677	54	4.58%
Securities available for sale	108,718	906	3.33%	141,742	1,482	4.18%
Securities held to maturity	21,292	264	4.96%	29,369	371	5.05%
Total securities (A)	130,010	1,170	3.60%	171,111	1,853	4.33%
SBA loans	90,426	1,287	5.69%	102,170	1,578	6.18%
SBA 504 loans	64,874	1,034	6.32%	71,295	1,158	6.44%
Commercial loans	282,184	4,585	6.45%	295,718	4,840	6.49%
Residential mortgage loans	129,696	1,955	6.03%	128,871	1,834	5.69%
Consumer loans	57,029	752	5.23%	62,038	777	4.97%
Total loans (A), (B)	624,209	9,613	6.13%	660,092	10,187	6.14%
Total interest-earning assets	$ 795,090	$ 10,880	5.45%	$ 886,610	$ 12,132	5.45%
Noninterest-earning assets:						
Cash and due from banks	18,339			19,273		
Allowance for loan losses	(14,681)			(13,347)		
Other assets	42,696			35,406		
Total noninterest-earning assets	46,354			41,332		
Total assets	$ 841,444			$ 927,942		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 104,900	$ 143	0.54%	$ 99,196	$ 261	1.04%
Savings deposits	284,853	561	0.78%	278,710	985	1.40%
Time deposits	183,997	1,222	2.63%	294,229	2,442	3.29%
Total interest-bearing deposits	573,750	1,926	1.33%	672,135	3,688	2.18%
Borrowed funds and subordinated debentures	100,080	1,064	4.16%	100,465	1,078	4.20%
Total interest-bearing liabilities	$ 673,830	$ 2,990	1.75%	$ 772,600	$ 4,766	2.44%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	93,049			83,770		
Other liabilities	4,196			4,358		
Total noninterest-bearing liabilities	97,245			88,128		
Total shareholders' equity	70,369			67,214		
Total liabilities and shareholders' equity	$ 841,444			$ 927,942		
Net interest spread		$ 7,890	3.70%		$ 7,366	3.01%
Tax-equivalent basis adjustment		(30)			(31)	
Net interest income		$ 7,860			$ 7,335	
Net interest margin			3.94%			3.30%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
YEAR TO DATE NET INTEREST MARGIN
December 31, 2010

| | For the Twelve Months Ended | | | | | |
| | December 31, 2010 | | | December 31, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 35,349	$ 87	0.25%	$ 27,163	$ 117	0.43%
Federal Home Loan Bank stock	4,646	235	5.06%	5,061	277	5.47%
Securities available for sale	118,984	4,353	3.66%	135,537	6,189	4.57%
Securities held to maturity	23,496	1,149	4.89%	32,292	1,593	4.93%
Total securities (A)	142,480	5,502	3.86%	167,829	7,782	4.64%
SBA loans	95,353	5,264	5.52%	103,031	6,246	6.06%
SBA 504 loans	66,767	4,305	6.45%	73,517	4,821	6.56%
Commercial loans	285,771	18,130	6.34%	301,340	19,881	6.60%
Residential mortgage loans	132,414	7,684	5.80%	126,474	7,252	5.73%
Consumer loans	58,200	2,926	5.03%	62,481	3,160	5.06%
Total loans (A), (B)	638,505	38,309	6.00%	666,843	41,360	6.20%
Total interest-earning assets	$ 820,980	$ 44,133	5.38%	$ 866,896	$ 49,536	5.71%
Noninterest-earning assets:						
Cash and due from banks	20,672			18,948		
Allowance for loan losses	(14,667)			(11,721)		
Other assets	41,817			33,913		
Total noninterest-earning assets	47,822			41,140		
Total assets	$ 868,802			$ 908,036		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 100,729	$ 737	0.73%	$ 89,500	$ 1,063	1.19%
Savings deposits	289,156	2,829	0.98%	214,274	3,574	1.67%
Time deposits	216,488	6,173	2.85%	341,233	12,523	3.67%
Total interest-bearing deposits	606,373	9,739	1.61%	645,007	17,160	2.66%
Borrowed funds and subordinated debentures	101,449	4,296	4.18%	112,403	4,422	3.88%
Total interest-bearing liabilities	$ 707,822	$ 14,035	1.97%	$ 757,410	$ 21,582	2.84%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	87,684			79,252		
Other liabilities	4,174			4,313		
Total noninterest-bearing liabilities	91,858			83,565		
Total shareholders' equity	69,122			67,061		
Total liabilities and shareholders' equity	$ 868,802			$ 908,036		
Net interest spread		$ 30,098	3.41%		$ 27,954	2.87%
Tax-equivalent basis adjustment		(98)			(126)	
Net interest income		$ 30,000			$ 27,828	
Net interest margin			3.67%			3.22%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
ALLOWANCE FOR LOAN LOSSES AND LOAN QUALITY SCHEDULES
December 31, 2010

Amounts in thousands, except percentages	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
ALLOWANCE FOR LOAN LOSSES:					
Balance, beginning of period	**$ 14,163**	**$ 13,946**	$ 14,055	$ 13,842	$ 12,445
Provision for loan losses charged to expense	**2,750**	**1,500**	1,500	1,500	2,000
	16,913	**15,446**	15,555	15,342	14,445
Less: Chargeoffs					
SBA loans	**445**	**389**	517	-	-
SBA 504 loans	**798**	**-**	-	750	500
Commercial loans	**1,115**	**989**	1,038	485	125
Residential mortgage loans	**190**	**95**	115	100	-
Consumer loans	**234**	**9**	2	-	5
Total chargeoffs	**2,782**	**1,482**	1,672	1,335	630
Add: Recoveries					
SBA loans	**128**	**17**	53	45	23
SBA 504 loans	**-**	**-**	-	-	-
Commercial loans	**105**	**178**	10	3	3
Residential mortgage loans	**-**	**-**	-	-	-
Consumer loans	**-**	**4**	-	-	1
Total recoveries	**233**	**199**	**63**	**48**	**27**
Net chargeoffs	**2,549**	**1,283**	1,609	1,287	603
Balance, end of period	**$ 14,364**	**$ 14,163**	$ 13,946	$ 14,055	$ 13,842
LOAN QUALITY INFORMATION:					
Nonperforming loans	**$ 21,662**	**$ 27,304**	$ 26,071	$ 26,654	$ 25,496
Other real estate owned (OREO)	**2,346**	**5,773**	3,728	3,318	1,530
Nonperforming assets	**24,008**	**33,077**	29,799	29,972	27,026
Less: Amount guaranteed by Small Business Administration	**2,706**	**2,094**	1,436	2,205	1,931
Net nonperforming assets	**$ 21,302**	**$ 30,983**	$ 28,363	$ 27,767	$ 25,095
Loans 90 days past due & still accruing	**$ 374**	**$ 2,467**	$ 2,780	$ 3,061	$ 2,286
Allowance for loan losses to:					
Total loans at quarter end	**2.33%**	**2.25%**	2.19%	2.16%	2.11%
Nonperforming loans	**66.31%**	**51.87%**	53.49%	52.73%	54.29%
Nonperforming assets	**59.83%**	**42.82%**	46.80%	46.89%	51.22%
Net nonperforming assets	**67.43%**	**45.71%**	49.17%	50.62%	55.16%
QTD net chargeoffs (annualized) to QTD average loans:					
SBA loans	**1.39%**	**1.56%**	1.89%	-0.19%	-0.09%
SBA 504 loans	**4.88%**	**0.00%**	0.00%	4.32%	2.78%
Commercial loans	**1.42%**	**1.14%**	1.44%	0.67%	0.16%
Residential mortgage loans	**0.58%**	**0.29%**	0.35%	0.30%	0.00%
Consumer loans	**1.63%**	**0.03%**	0.01%	0.00%	0.03%
Total loans	**1.62%**	**0.80%**	1.00%	0.80%	0.36%
Nonperforming loans to total loans	**3.52%**	**4.34%**	4.09%	4.09%	3.88%
Nonperforming assets to total loans and OREO	**3.88%**	**5.21%**	4.65%	4.58%	4.10%
Nonperforming assets to total assets	**2.93%**	**3.91%**	3.43%	3.37%	2.90%

UNITY BANCORP, INC.
QUARTERLY FINANCIAL DATA
December 31, 2010

Amounts in thousands, except percentages and per share amounts	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
SUMMARY OF INCOME:					
Total interest income	$ 10,850	$ 10,726	$ 10,944	$ 11,513	$ 12,101
Total interest expense	2,990	3,314	3,681	4,049	4,766
Net interest income	7,860	7,412	7,263	7,464	7,335
Provision for loan losses	2,750	1,500	1,500	1,500	2,000
Net interest income after provision for loan losses	5,110	5,912	5,763	5,964	5,335
Total noninterest income (loss)	1,528	1,460	1,170	910	535
Total noninterest expense	6,602	6,404	6,040	5,941	6,076
Income (loss) before provision (benefit) for income taxes	36	968	893	933	(206)
Provision (benefit) for income taxes	(50)	242	212	185	(340)
Net income (loss)	86	726	681	748	134
Preferred stock dividends & discount accretion	385	385	379	373	373
Income available (loss attributable) to common shareholders	$ (299)	$ 341	$ 302	$ 375	$ (239)
Net income (loss) per common share - Basic	$ (0.04)	$ 0.05	$ 0.04	$ 0.05	$ (0.03)
Net income (loss) per common share - Diluted	$ (0.04)	$ 0.05	$ 0.04	$ 0.05	$ (0.03)
COMMON SHARE DATA:					
Market price per share	$ 6.05	$ 5.25	$ 5.35	$ 5.29	$ 4.02
Dividends paid	$ -	$ -	$ -	$ -	$ -
Book value per common share	$ 7.08	$ 7.19	$ 7.11	$ 7.00	$ 6.91
QTD weighted average shares - basic	7,209	7,176	7,156	7,150	7,126
QTD weighted average shares - diluted	7,209	7,467	7,475	7,294	7,126
Outstanding common shares	7,211	7,207	7,154	7,156	7,144
OPERATING RATIOS (Annualized):					
Return (loss) on average assets	0.04%	0.34%	0.31%	0.34%	0.06%
Return (loss) on average equity	-2.31%	2.66%	2.43%	3.09%	-1.95%
Effficiency ratio	70.65%	72.47%	71.66%	70.98%	71.05%
BALANCE SHEET DATA:					
Total assets	$ 818,410	$ 846,385	$ 869,735	$ 889,927	$ 930,357
Total deposits	654,788	670,158	693,232	714,802	758,239
Total loans	615,936	629,516	637,180	651,200	657,016
Total securities	128,242	134,820	143,662	138,442	169,022
Total shareholders' equity	70,085	70,730	69,633	68,712	67,865
Allowance for loan losses	(14,364)	(14,163)	(13,946)	(14,055)	(13,842)
TAX EQUIVALENT YIELDS AND RATES:					
Interest-earning assets	5.45%	5.30%	5.28%	5.47%	5.45%
Interest-bearing liabilities	1.75%	1.89%	2.04%	2.20%	2.44%
Net interest spread	3.70%	3.41%	3.24%	3.27%	3.01%
Net interest margin	3.94%	3.66%	3.51%	3.57%	3.30%
CREDIT QUALITY:					
Nonperforming assets	$ 24,008	$ 33,077	$ 29,799	$ 29,972	$ 27,026
QTD net chargeoffs (annualized) to QTD average loans	1.62%	0.80%	1.00%	0.80%	0.36%
Allowance for loan losses to total loans	2.33%	2.25%	2.19%	2.16%	2.11%
Nonperforming assets to total loans and OREO	3.88%	5.21%	4.65%	4.58%	4.10%
Nonperforming assets to total assets	2.93%	3.91%	3.43%	3.37%	2.90%
CAPITAL RATIOS AND OTHER:					
Total equity to total assets	8.56%	8.36%	8.01%	7.72%	7.29%
Leverage ratio	9.97%	9.83%	9.43%	9.18%	8.83%
Tier 1 risk-based capital ratio	13.04%	12.67%	12.39%	12.02%	11.75%
Total risk-based capital ratio	14.30%	13.93%	13.65%	13.28%	13.01%
Number of banking offices	16	16	16	16	16
Number of ATMs	18	18	18	19	19
Number of employees	172	173	165	171	174